ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Renee E. Laws T +1 617 235 4975 renee.laws@ropesgray.com

June 12, 2020

VIA EDGAR

Ms. Ashley Vroman-Lee, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMG Funds II (Registration Nos. 033-43089 and 811-06431)

Dear Ms. Vroman-Lee:

I am writing on behalf of AMG Funds II (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 77 (the “485(a) Amendment”) under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on April 17, 2020, relating to AMG GW&K Global Allocation Fund (formerly AMG Chicago Equity Partners Balanced Fund) (the “Fund”), a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in the Fund’s prospectus (the “Prospectus”).

General

1. Comment: Please update all missing material information in the post-effective amendment to be filed pursuant Rule 485(b) of the 1933 Act.

Response: The Trust confirms that it will file a post-effective amendment (the “485(b) Amendment”) to include material information missing from the 485(a) Amendment.

2. Comment: Given that the Fund may invest in other investment companies, please include, if necessary, a line item relating to Acquired Fund Fees and Expenses in the Annual Fund Operating Expenses table.

Response: The Trust confirms that the Annual Fund Operating Expenses table has been prepared in accordance with the requirements of Form N-1A as to Acquired Fund Fees and Expenses and that such line item is not currently required for the Fund.

3. Comment: The Staff notes that the Fund’s principal investment strategies disclosure states that the Fund may invest in high yield securities. Please include in the principal investment strategies disclosure that high yield securities are junk bonds. The Staff further notes that the Fund’s principal investment strategies disclosure states that “GW&K seeks quality in the fixed income sectors in which the Fund invests, including with respect to high yield investments.” Please explain what that disclosure means given that high yield investments are junk bonds.

Response: The Trust notes that the Fund’s principal investment strategies disclosure states the following: “Based on GW&K’s investment outlook, the Fund may invest up to 30% of its net assets in below-investment grade securities (commonly known as “junk bonds” or “high yield securities”) that GW&K believes do not involve undue risk to income or principal” (emphasis added). The Trust respectfully submits that this disclosure sufficiently discloses that high yield securities are junk bonds. Further, the Trust notes that while the Fund may invest in below-investment grade securities of any credit quality, the Fund generally seeks to invest in securities with higher credit ratings within the below-investment grade category. The Trust respectfully submits that the disclosure highlighted in the Staff’s comment (“GW&K seeks quality in the fixed income sectors in which the Fund invests, including with respect to high yield investments”) as well as the disclosure indicating that the Fund may invest in below-investment grade securities “that GW&K believes do not involve undue risk to income or principal” reflects this investment preference. Nevertheless, in response to the Staff’s comment, the Trust confirms that it will add the following disclosure in the 485(b) Amendment: “While the Fund may invest in below-investment grade securities of any credit quality, the Fund generally seeks to invest in securities with higher credit ratings within the below-investment grade category.”

4. Comment: The Staff notes that, while it does not have a brightline test with respect to investing in countries outside the U.S. for a fund with “global” in its name, it would expect such a fund to invest at least 40% outside the U.S. The Staff further notes that the following principal investment strategies disclosure does not meet this threshold: “Under normal circumstances, the Fund will invest at least 35% of its net assets in investments economically tied to countries other than the U.S., and the Fund will hold investments economically tied to a minimum of three countries other than the U.S.” Please revise.

Response: The Trust notes that Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), does not regulate several terms commonly included in fund names, including “global” and “international,” that under previous Staff interpretations of Section 35(d) of the 1940 Act had entailed certain investment requirements. In the adopting release for Rule 35d-1, the SEC affirmatively chose not to impose an investment percentage threshold in non-U.S. securities or a minimum number of countries in which a fund must invest for funds with such terms in their names, and the adopting release indicates that such terms do not give rise to an 80% investment requirement. Instead, the adopting release asserts that these terms connote diversification among investments in a number of different countries throughout the world and states that the SEC expects companies using such names will invest accordingly. In addition, the adopting release invokes the Staff’s long-standing position that, as a general matter, an investment company may use any reasonable definition of the terms used in its name. We note that in June 2012, the Staff provided additional informal guidance to the Investment Company Institute indicating that one possible approach to satisfying the requirements of Section 35(d) for a fund with “global” or “international” in its name would be to “expressly describe how the fund will invest its assets in investments that are tied economically to a number of countries throughout the world.”1

[1]	Investment Company Institute Memorandum 26215, SEC Staff Comments on Fund Names (Rule 35d-1) (Jun. 4, 2012) (quoting the Staff).

The Trust respectfully submits that the Fund intends to invest in a portfolio of investments that is tied economically to a number of countries throughout the world in accordance with the Fund’s principal investment strategies disclosure (at least three countries other than the U.S. in addition to its 35% test) and believes that the Fund’s current disclosure is reasonable and adequate in this regard.

5. Comment: The Staff notes that “Currency Risk” is included as a principal risk of the Fund but that the Staff did not see any reference to the Fund using currency in its principal investment strategies disclosure. Please include currency in the principal investment strategies disclosure if “Currency Risk” is a principal risk of the Fund.

Response: The Trust respectfully submits that “Currency Risk” is a principal risk of the Fund because the Fund may invest in U.S. and non-U.S. dollar denominated securities, as disclosed in the Fund’s principal investment strategies disclosure. In particular, the Fund notes that the principal investment strategies disclosure provides that “[t]he equity portion of the Fund may be invested across regions, including in developed and emerging markets,” and that “[t]he fixed income portion of the Fund may include non-U.S. dollar denominated fixed income securities as well fixed income securities payable in U.S. dollars that are issued in the United States by foreign banks and corporations.” The Trust respectfully submits that the Fund’s existing principal investment strategy disclosure sufficiently describes the Fund’s exposure to non-U.S. investments giving rise to currency risk.

6. Comment: The Staff notes that “Sector Risk” is listed as a principal risk of the Fund. Please disclose specific sectors, if known, and any applicable risks, and include sector disclosure in the Fund’s principal investment strategies disclosure.

Response: The Trust respectfully submits that “Sector Risk” is not a principal risk of the Fund and confirms that it will be removed as a principal risk of the Fund in the 485(b) Amendment.

7. Comment: Please confirm if the portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund.

Response: The Trust confirms that the portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund.

8. Comment: The Staff notes that disclosure in the section of the Prospectus titled “Additional Information About the Fund – Additional Information About the Fund’s Principal Investment Strategies” states that, when deciding which fixed income securities to buy and sell, GW&K typically uses top-down macroeconomic analysis that focuses on managing duration, among other things. Please provide an example of duration somewhere in the registration statement.

Response: The Trust respectfully submits that the “Interest Rate Risk” disclosure in the section of the Prospectus titled “Additional Information About the Fund – Summary of the Fund’s Principal Risks” provides the following example of duration (emphasis added):

Changes in interest rates can impact bond and debt security prices. As interest rates rise, the fixed coupon payments (cash flows) of debt securities become less competitive with the market and thus the price of the securities will fall. Interest rate risk is generally higher for investments with longer maturities or durations. Duration is the weighted average time (typically quoted in years) to the receipt of cash flows (principal plus interest) for a particular bond, debt security or portfolio, and is used to evaluate such bond’s, debt security’s or portfolio’s interest rate sensitivity. For example, if interest rates rise by one percentage point, the share price of a fund with an average duration of one year would be expected to fall approximately 1% and a fund with an average duration of five years would be expected to decline by about 5%. If rates decrease by one percentage point, the share price of a fund with an average duration of one year would be expected to rise approximately 1% and the share price of a fund with an average duration of five years would be expected to rise by about 5%. During periods of increasing interest rates, the Fund may experience high levels of volatility and shareholder redemptions, and may have to sell securities at times when it would otherwise not do so, and at unfavorable prices, which could reduce the returns of the Fund.

Please direct any questions you may have with respect to this filing to me at (617) 235-4975.

Very truly yours,

/s/ Renee E. Laws

Renee E. Laws

cc:	Mark Duggan, Esq.

Maureen A. Meredith, Esq.

Gregory C. Davis, Esq.

Adam M. Schlichtmann, Esq.